

Shawn Usmani · 3rd

Global Managing Director at Omni Integration

Orange County, California Area · 500+ connections ·

Contact info

 **Omni Integration**

 **Pace University**

Experience

 **Omni Integration**
2 yrs 2 mos

○ **Director of Global Technology**
Feb 2018 – Present · 2 yrs 2 mos

○ **Global Managing Director**
Feb 2018 – Present · 2 yrs 2 mos
Orange County, California Area

 **NCR Corporation**
6 yrs

○ **Sr Technology Manager - Client Payment Systems**
Jan 2016 – Jan 2018 · 2 yrs 1 mo

Working directly with industry leading retail, payments, banking, and technology organizations and industry groups in a push for market innovation and value. My roles include defining technical approaches, finding market and industry opportunities, and bridging the gap between new enterprise technologies such as mobile, cloud, and unified platforms and the cc ...**see mor**



Enterprise Systems Architect - Cloud Payment Systems
Feb 2012 – Jan 2016 · 4 yrs

Enterprise Software Lead and Developer
Financial Cloud Services Companies
Apr 1998 – Feb 2012 · 13 yrs 11 mos
Orange County, California Area

Education



Pace University
Computer Sciences
1995 – 1998

Skills

Cloud Computing

Mobile Applications

Agile Methodologies

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